EXHIBIT 23.3

                 CONSENT OF INDEPENDENT AUDITORS


     We consent to the incorporation by reference in this Regis-tration Statement on Form S-8, pertaining to the U.S. Industries, Inc. USI Retirement Savings & Investment Plan, USI Corporate Office Retirement Savings & Investment Plan, The Huron Retirement Savings & Investment Plan For Employees Represented by UAW Local 213, The Ames Group Retirement Savings & Investment Plan For Employees Represented by USAW Local 7958,
O. Ames Co. Retirement Savings Plan, Zurn Retirement Savings Plan and
Eljer Tax Reduction Investment Plan, of our report dated May 19, 1997 with respect to the consolidated financial statements and schedule of Zurn Industries, Inc. included in its Annual Report on Form 10-K for the year ended March 31, 1997, filed with the Securities and Exchange Commission.



                                   ERNST & YOUNG LLP




Dallas, Texas
June 9, 1998